Exhibit 4.23

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,
MARKED BY [***], HAS BEEN OMITTED BECAUSE NIO INC. HAS DETERMINED THE
INFORMATION (I) IS NOT MATERIAL AND (II) WOULD LIKELY CAUSE
COMPETITIVE HARM TO NIO INC. IF PUBLICLY DISCLOSED.

NIO ES6 Manufacturing Cooperation Agreement

Between

Party A:    Jianghuai Automobile Group Co., Ltd.

And

Party B:    NIO Co., Ltd.

Dated:  April 30, 2019

This AGREEMENT (this “Agreement”)  is made by and between Jianghuai Automobile Group Co., Ltd. (formerly known as Anhui Jianghuai Automobile Co., Ltd. and renamed to Anhui Jianghuai Automobile Group Co., Ltd. on November 18, 2016,  “Party A”)  and NIO Co., Ltd.  (“Party B”,  collectively with Party A, the "Parties") through negotiations based on the Manufacturing Cooperation Agreement dated May 23, 2016 made by and between Party A and Party B, with the view to further providing for cooperation in NIO ES6 manufacturing and certain matters relating thereto.

I.          Cooperation

1.         Scope of cooperation

The Parties have had their first cooperation on Model ES8 based on the Manufacturing Cooperation Agreement.  Considering the satisfactory development of the ES8 cooperation, the Parties agree to continue cooperation on mass production of the NIO ES6, whereby Party A shall be responsible for manufacturing of the NIO ES6.  Unless otherwise expressly agreed by the Parties in writing, it is agreed that the provisions in the Manufacturing Cooperation Agreement and the Ancillary Agreements  made by the Parties regarding cooperation to manufacture the ES8 (the “Ancillary Agreements”)  shall apply to the cooperation to manufacture the NIO ES6.

2.         New investment

Party B shall be responsible for investment in new technical equipment and ancillary facilities necessary for satisfactory production of NIO  ES6 in the applicable manufacturing plant of Party A ("Party A Manufacturing Plant").

3.         Calculation and payment of manufacturing and processing fee

3.1       It is agreed that in 2019, Party B shall pay Party A monthly a  manufacturing and processing fee of RMB[***] (excluding tax) for each mass produced NIO  ES6 vehicle.   For ease of settlement, Party A will issue an invoice to Party B for the amount of the manufacturing and processing fee confirmed by the Parties on the last business day of each month, and it is agreed that the amount so confirmed shall be paid by Party B to Party A within the first five business days of the next month.

3.2       [***]

3.3       It is agreed that from January 1, 2019, the Parties shall settle payment by way of providing from Party A to Party B an invoice of an amount equal to raw material costs plus processing fees (excluding tax) for the vehicles manufactured by the Parties (including ES8 and ES6).  It is agreed that Party B shall pay the invoiced amount (including tax) to Party A within the first five business days of the next month. Reconciliation of any amount invoiced in the first quarter of 2019 will be made in the third quarter of 2019.

4.         Loss indemnification

Party B agrees to indemnify the entire annual losses incurred by Party A Manufacturing Plant due to low sales volume for the three-year period (from April 10, 2018 to April 9, 2021) provided under the Manufacturing Cooperation Agreement, and the amount of such indemnification shall be determined based on the audit results of annual accounting firm engaged by Party A, which audit results shall be subject to confirmation of the Parties.  If any material difference occurs between the Parties regarding the audit results (any difference more than RMB5 million regarding the annual indemnification amount based on the audit results shall be regarded as major difference) or the foregoing audit firm is found with material negligence or in breach of any Chinese laws and regulations in its audit, either of the Parties may request engagement of a third-party audit firm acceptable to the Party to conduct audit.

[***]

5.         Return of government subsidy

Party A shall return to Party B within five business days any government subsidy received by it in connection with the manufacturing of the ES8 and ES6 less any outstanding loss and any subsidy related expenses.

II.        Certain notes

Any other matter regarding the NIO ES6 under the cooperation of Party A and Party B, including without limitation prototype trial, product announcement, trademark licensing, technical permit, vehicle technical standards and quality assurance, manufacturing operation, general distribution, manufacturing preparation area management, vehicle parking management, mode and tool custody, product filing and application of government subsidy, product after-sales service and guarantee, and supply of after-sales factory-made parts, shall be subject to applicable provisions under the Manufacturing Cooperation Agreement and the Ancillary Agreements. If there is any conflict between those agreements and this Agreement, this Agreement shall prevail.

Party B shall provide to Party A by April 30, 2019 the list of product parameters and deliverables of NIO ES6, which shall form a supplementary delivery list of the Technology License Agreement.

This Agreement is a supplement to and has the same effect with the Manufacturing Cooperation Agreement.  Any matter not provided hereunder shall be resolved by the Parties through negotiations.

III.      Confidentiality

Each of the Parties shall keep contents of this Agreement in strict confidence and, unless otherwise expressly provided hereunder, may not disclose contents of this Agreement to any person or affiliate not involved in the cooperation without prior written consent of the Parties.

IV.       Counterparts and effect

This Agreement is made in four counterparts with each Party holding two thereof, each of which shall have the same legal effect, become effective as of the date of signature and affixture of corporate seal hereupon by the Parties.

Party A: Jianghuai Automobile Group Co., Ltd.	Party B: NIO Co., Ltd.

/s/: legal representative/authorized representative	/s/: legal representative/authorized representative

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